WESTERGAARD.COM, INC.

17 State Street, Floor 20

New York, NY 10004

January 27, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:   Cathy Baker

Re:	Westergaard.com, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended October 31, 2008
Filed March 31, 2009
File No. 0-29761

Dear Ms. Baker:

We are providing this letter in connection with your letter dated January 26, 2010 regarding our counsel’s response letter to your initial letter concerning our Form 10-K for the year ending October 31, 2008 (the “Filing”). In connection therewith, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/  Anne Straton
Anne Straton,
Chief Executive Officer